Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
September 19, 2002 at 2.30 pm

Amer Group's 2003 financial calendar

Amer Group Plc's results for the year ended 31 December 2002 will be published on Thursday, 6 February 2003 and the 2002 Annual Report & Accounts during week 10. Amer Group's Annual General Meeting will be held on Thursday, 20 March 2003 at the Company's headquarters in Helsinki. An announcement regarding the AGM resolutions will be released immediately after the meeting.

In 2003, Amer Group will publish its interim results as follows:

- for the period January to March, on Tuesday, 29 April
- for the period January to June, on Tuesday, 5 August
- for the period January to September, on Tuesday, 28 October.

02055048

AMER GROUP PLC
Communications Department

Päivi Antola
Communications Manager
Tel. +358 9 7257 8306
Email: paivi.antola@amersports.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

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